82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $12,000 PRIVATE PLACEMENT

May 14, 2002, Vancouver, BC — Further to the Company's news release dated April 4, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of $12,000 and has issued 100,000 common shares and 75,000 warrants. The applicable hold periods expire no earlier than May 14, 2003.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

dw 6/19

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS FOR IMMEDIATE RELEASE

KELSO CLOSES $12,000 PRIVATE PLACEMENT

May 14, 2002, Vancouver, BC — Further to the Company's news release dated April 4, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of $12,000 and has issued 100,000 common shares and 75,000 warrants. The applicable hold periods expire no earlier than May 14, 2003.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com